August 2, 2007


Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington , D.C. 20549-7010

Attn:    Jeffrey Gordon
         Staff Accountant

Re:      Form 8-K Item 4.01 filed July 30, 2007
         File #1-32865

Ladies and Gentlemen:

This letter sets forth the responses of KSW, Inc. (the "Company") to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the "Commission"), dated July 30, 2007, with respect to the above-referenced filing. For your convenience, we have repeated in bold type the comments exactly as set forth in the July 30 comment letter. The Company's response to each comment is set forth immediately below the text of the applicable comment.

1. Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the former accountant combined with another entity, as that wording is unclear to a reader.

Response: As discussed in our telephone conversation on July 31, 2007, the Company's accountants did not resign and were not dismissed, but rather merged into another accounting firm. Therefore, as discussed, you will not require the Company to amend the disclosure in the Form 8-K in response to this comment.

2. Please revise to state, if true, that the former accountant's reports, instead of report, for the fiscal years ended December 31, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. See item 304(a)(1)(ii) of Regulation S-K.

Response: The Company has filed with the Commission an amended Form 8-K (the "Form 8-K/A") to refer to the accountant's reports, instead of report.

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Page 2

August 2, 2007

Securities and Exchange Commission

Re:      Form 8-K Item 4.01 filed July 30, 2007
         File #1-32865

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: The Form 8-K/A contains an updated Exhibit 16 letter from the former accountants.

The Company hereby acknowledges that:

   o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

   o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Commission's Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 718-340-1444 or James Oliviero at 718-340-1409.

Very truly yours,

KSW, Inc.

/s/ Richard Lucas
-----------------------
Richard Lucas
Chief Financial Officer

RL/sa